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Attn:	Stephany Yang

Claire Erlanger

Division of Corporation Finance

Office of Manufacturing

Re:	Primo Brands Corp

Form 10-K for the Fiscal Year Ended December 31, 2024

Filed February 27, 2025

Form 8-K Furnished February 20, 2025

File No. 001-42404

To the addressee set forth above:

On behalf of our client, Primo Brands Corporation (the “Company”), we submit this letter setting forth the response of the Company to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated March 6, 2025 (the “Comment Letter”) with respect to the Annual Report on Form 10-K filed with the Commission by the Company on February 27, 2025 (the “Annual Report”) and the Current Report on Form 8-K furnished to the Commission by the Company on February 20, 2025 (the “Current Report”).

For your convenience, we have included the comment of the Staff from the Comment Letter in bold and italics below and provided our response below the comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Current Report, including Exhibit 99.1 thereto.

Form 8-K furnished February 20, 2025

Exhibit 99.1 Press Release

Exhibits 7 and 8, page 17

1.

Please tell us your basis for presenting EBITDA, Adjusted EBITDA, Free Cash Flow, and Adjusted Free Cash Flow along with Net Income from Continuing Operations and Net Cash Provided by Operating Activities from Continuing Operations on a combined basis.

Response: The Company respectfully notes the Staff’s comment and advises that, as discussed with the Staff, the Company will not present EBITDA, Adjusted EBITDA, Free Cash Flow, and Adjusted Free Cash Flow along with Net Income from Continued Operations and Net Cash Provided by Operating Activities from Continuing Operations on a combined basis in future reports filed with, or furnished to, the Commission.

* * * *

March 6, 2025

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (202) 637-2258 or my colleague Charles Cassidy at (202) 637-2176.

Very truly yours,

/s/ Jason M. Licht
Jason M. Licht of LATHAM & WATKINS LLP

cc:	Robbert Rietbroek, Chief Executive Officer and Director, Primo Brands Corporation

Marni Morgan Poe, General Counsel and Corporate Secretary, Primo Brands Corporation

David Hass, Chief Financial Officer, Primo Brands Corporation

R. Charles Cassidy III, Latham & Watkins LLP

2